UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: March 2018

Commission file number: 333-209744

TODOS MEDICAL LTD.

(Translation of registrant's name into English)

1 Hamada Street

Rehovot, Israel

+972-8-633-3964

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ☐

This Report of Foreign Private Issuer on Form 6-K of the Registrant consists of the press release issued by the Registrant on March 22, 2018, entitled “Todos Medical reports on results of clinical trials for its blood test for breast cancer screening (TM - B1) conducted at Kaplan Hospital in Rehovot, Israel”, which is attached hereto as Exhibit 99.1.

Exhibit No.

99.1	Press Release issued by Todos Medical Ltd. on March 22, 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TODOS MEDICAL LTD. (Registrant)
By /s/ Rami Zigdon
Name: Rami Zigdon
Title: Chief Executive Officer

Date: March 22, 2018